

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Ophir Sternberg
President and Chief Executive Officer
Lionheart Acquisition Corp. II
4218 NE 2nd Avenue
Miami, FL 33137

Re: Lionheart Acquisition Corp. II
Amendment No. 5 to Registration Statement on Form S-4
Filed April 22, 2022
File No. 333-260969

Dear Mr. Sternberg:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 18, 2022 letter.

Amendment No. 5 to Registration Statement on Form S-4 Filed April 22, 2022

The Income Approach (Discounted Cash Flow Analysis), page 200

1. We note your response and amended disclosure in response to comment 2. Specifically, we note that in selecting companies within each of the three categories, you considered each company's size, but not market capitalization amounts. In selecting such companies, if you selected a different metric for considering size, please revise to state as much.

Lionheart Acquisition Corporation II
Notes to Consolidated Financial Statements
Note 5. Related Party Transactions, page F-16

2.   We note your revised disclosure on page 249 in response to comment 3. As previously requested, please provide this disclosure in note 5 to the financial statements or tell us why it is not necessary to disclose the related party transactions with your general legal counsel in the footnote.

        You may contact Suying Li at (202) 551-3335 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Cara Wirth at (202) 551-7127 or Mara Ransom at (202) 551-3264 with any other questions.

                                          Sincerely,

                                          Division of Corporation Finance
                                          Office of Trade & Services

cc: Steven D. Pidgeon